Exhibit (A)(5)(NN)

News Release	Bayer AG Communications 51368 Leverkusen Germany Phone + 49 214 30-1 www.press.bayer.com

Merck offers Bayer its stake in Schering

•              Successful acquisition of Schering by Bayer now much more likely
•              Wenning: “All three companies concerned will benefit from this step”
•              Suit filed against Merck to be withdrawn

Leverkusen, June 14, 2006—Bayer AG is to acquire all the shares of Schering held by Merck. In the course of joint talks, Bayer and Merck have agreed on the need to end the uncertainty regarding the Berlin company’s future to avoid damaging. Merck has therefore decided to sell its 21.8 percent (according to SEC) stake to Bayer, thereby clearing the way for Bayer’s acquisition of Schering. The purchase price is EUR 89 per share.

All other Schering stockholders who have tendered their shares under the public takeover offer, or who decide to do so before the acceptance period expires at midnight CEST on Wednesday, will benefit from this price, which is EUR 3 above the original offer.

“We’re very pleased about Merck’s decision, because a lengthy competitive bidding process would have greatly affected Schering’s future,” said Bayer Management Board Chairman Werner Wenning. “All three companies concerned will benefit from this step. We are very optimistic that we can now secure at least the three-quarters of Schering’s capital stock that we were aiming for, enabling us to quickly begin the inte-

gration process. Today we have taken a major step toward creating a world-class German pharmaceutical company.”

The future company “Bayer Schering Pharma” will strengthen Germany’s role as a pharmaceutical industry location. This is in the interests of the entire sector. Bayer and Merck therefore agreed during their talks to look into further possible opportunities for cooperation between the two companies.

Bayer will withdraw the suit filed against Merck in New York on Tuesday.

Leverkusen,	June 14, 2006
ms	(2006 — 320-E)

Contact:

Michael Schade, phone + 49 214 30 58059

Important information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom or Canada or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.